Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: June 17, 2024

Enhancing Margins and Leveraging Technology across Resilient markets Olivier Le Peuch, CEO 17 June 2024

Disclaimer Forward-Looking Statements This presentation, as well as other statements we make, contain “forward-looking statements” within the meaning of the federal securities laws, which include any statements that are not historical facts. Such statements often contain words such as “expect,” “may,” “can,” “believe,” “predict,” “plan,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “outlook,” “expectations,” “estimate,” “intend,” “anticipate,” “ambition,” “goal,” “target,” “scheduled,” “think,” “should,” “could,” “would,” “will,” “see,” “likely,” and other similar words. Forward-looking statements address matters that are, to varying degrees, uncertain, such as statements about our financial and performance targets and other forecasts or expectations regarding, or dependent on, our business outlook; growth for SLB as a whole and for each of its Divisions (and for specified business lines, geographic areas, or technologies within each Division); oil and natural gas demand and production growth; oil and natural gas prices; forecasts or expectations regarding energy transition and global climate change; improvements in operating procedures and technology; capital expenditures by SLB and the oil and gas industry; our business strategies, including digital and “fit for basin,” as well as the strategies of our customers; our capital allocation plans, including dividend plans and share repurchase programs; our APS projects, joint ventures, and other alliances; the impact of the ongoing conflict in Ukraine on global energy supply; access to raw materials; future global economic and geopolitical conditions; future liquidity, including free cash flow; and future results of operations, such as margin levels. These statements are subject to risks and uncertainties, including, but not limited to, changing global economic and geopolitical conditions; changes in exploration and production spending by our customers, and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of our customers and suppliers; the inability to achieve our financial and performance targets and other forecasts and expectations; the inability to achieve our net-zero carbon emissions goals or interim emissions reduction goals; general economic, geopolitical, and business conditions in key regions of the world; the ongoing conflict in Ukraine; foreign currency risk; inflation; changes in monetary policy by governments; pricing pressure; weather and seasonal factors; unfavorable effects of health pandemics; availability and cost of raw materials; operational modifications, delays, or cancellations; challenges in our supply chain; production declines; the extent of future charges; the inability to recognize efficiencies and other intended benefits from our business strategies and initiatives, such as digital or new energy, as well as our cost reduction strategies; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, and climate-related initiatives; the inability of technology to meet new challenges in exploration; the competitiveness of alternative energy sources or product substitutes; and other risks and uncertainties detailed in this presentation and our most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”). This presentation also includes forward-looking statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Factors and risks that may impact future results and performance include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers, and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction, as well as the risk factors discussed in SLB’s and ChampionX’s most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC. If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, actual results or outcomes may vary materially from those reflected in our forward-looking statements. Forward-looking and other statements in this presentation regarding our environmental, social, and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forwardlooking environmental, social, and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Statements in this presentation are made as of the date of this presentation, and SLB disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise. depreciation and amortization, interest expense, and interest income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue. Management believes that the exclusion of charges and credits from adjusted EBITDA enables it to evaluate more effectively SLB’s operations period over period and to identify operating trends that could otherwise be masked by the excluded items. This presentation includes non-GAAP financial measures, including adjusted EBITDA and adjusted EBITDA margin. SLB is not able to provide reconciliations of forward-looking presentations of these non-GAAP financial measures to GAAP measures because these measures are not determinable without unreasonable efforts due to the inherent difficulty and unpredictability in forecasting and quantifying certain amounts that would be necessary for such reconciliations, which amounts could be significant. Adjusted EBITDA represents income (loss) before taxes excluding charges and credits, Additional Information about the Transaction with ChampionX and Where to Find It In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication. Participants in the Solicitation SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024 def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31,2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb- 20231231.htm), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2024 Annual Meeting of Shareholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001723089/000172308924000079/championx-20240401.htm), which was filed with the SEC on April 3, 2024, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2023 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2023”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in- Control”, and “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above

SLB outgrowing the market while expanding its margins Mature, consolidated North America operating within a threshold Key international markets and deepwater continue to grow Digital, Al trends, and decarbonization

2025 Adjusted EBITDA target on track Increasing exposure to OPEX through production chemical technology and will be in addition to growing CAPEX Mature, consolidated North America favors production and downhole chemistry, ChampionX is a leader in Permian Significant synergy potential internationally and offshore Assuming CHX closes by January 1, 2025

OneSubsea enhancing offshore exposure with peer-leading margins and low capital intensity Leader in subsea multiphase boosting and subsea gas compression technology Largest installed base of subsea trees, enabling technology deployment and life-of-field solutions Increased deepwater exposure offers new integration opportunities, including electrification Positioned for long-term margin expansion with accelerated synergies Adjusted EBITDA Margin Capex % of Revenue 2021 Mid-teens Low single digit 2023 High-teens Low single digit

Elevating SLB margins through accretive Digital Growth QI 2024 Cloud, Al and Edge YoY Growth +32% +48% +68% +88% DELFI Users Compute Hours Connected Assets Automated Drilling 1. 2021 to 2023 is actual and 2024 is estimated revenue. 2. 2025 and beyond is projected revenue data.

Focusing on Margins and Returns SLB is strongly positioned in key, resilient markets, such as gas in the Middle East and Asia, deepwater, exploration, and Digital, that continue to grow. We are on track to deliver our 2025 adjusted EBITDA target, and it will be exceeded by the addition of ChampionX. OneSubsea is delivering peer-leading margins, and we will remain focused on revenue quality with technology deployment and life-of-field solutions. Digital is accelerating, driven by Cloud, Al and Edge technology. Digital is delivering accretive margins. We continue to optimize our operating structure and accelerate efficiency programs to enhance our margin and return profile. We are poised to continue delivering margin expansion in 2024 and 2025.